Form 6-K to be filed with the SEC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2020

Commission File Number 001-10306

NatWest Group plc

RBS Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between NatWest Group plc, NatWest Markets Plc, Banco Santander, S.A., Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited and J.P. Morgan Securities plc, dated as of November 9, 2020.
1.2	Pricing Agreement between NatWest Group plc, NatWest Markets Plc, Banco Santander, S.A., Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited and J.P. Morgan Securities plc, dated as of November 9, 2020.
4.1	Contingent Convertible Securities Indenture between NatWest Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of August 10, 2015 (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 6-K (File No. 001-10306) filed with the Commission on August 10, 2015).
4.2	Sixth Supplemental Indenture between NatWest Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of November 12, 2020.
4.3	Form of Global Certificate for the £1,000,000,000 5.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (included in Exhibit 4.2 hereof).
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP, Scottish legal advisors to NatWest Group plc as to the validity of the £1,000,000,000 5.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes of NatWest Group plc, issued on November 12, 2020, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to NatWest Group plc as to the validity of the £1,000,000,000 5.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes of NatWest Group plc, issued on November 12, 2020, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date: November 12, 2020	By:	/s/ Mark Stevens
	Name:	Mark Stevens
	Title:	Assistant Secretary